Filed by Voya Series Fund, Inc. (SEC File Nos.:33-41694; 811-06352) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

July 20, 2015

Voya Investment Management

Client Talking Points

Voya Large Cap Growth Fund

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Fund.

Planned Change(s)	Effective Date (on or about)	Merging Fund Name	Surviving Fund Name
Reorganization	October 23, 2015	Voya Large Cap Growth Fund	Voya Growth Opportunities Fund (to be renamed Voya Large-Cap Growth Fund upon the Reorganization)

The Board of Trustees/Directors (the “Board”) of Voya Large Cap Growth Fund (“Large Cap Growth Fund”) and Voya Growth Opportunities Fund (“Growth Opportunities Fund”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the Voya Large Cap Growth Fund is required before the Merger may take place.

▪	What is happening?
o	On March 12, 2015, each Fund’s Board approved a proposal to merge Large Cap Growth Fund into Growth Opportunities Fund.
o	Shareholders of Large Cap Growth Fund will be sent a combined proxy statement and prospectus on or about July 24, 2015.
o	A shareholder meeting will be held on or about September 22, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about October 23, 2015.
o	Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to both Large Cap Growth Fund and Growth Opportunities Fund. If the Merger is approved, shareholders in Large Cap Growth Fund will become shareholders in Growth Opportunities Fund, which will be renamed Voya Large-Cap Growth Fund, as of the close of business on or about October 23, 2015.
o	A prospectus supplement was filed on or about April 2, 2015 to notify shareholders of the changes.

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Client Talking Points

▪	Why is the Merger proposed?
o	Voya Investments, LLC (“VIL”) the investment adviser to Large Cap Growth Fund (the “Adviser”) and its affiliates are conducting a comprehensive review of the mutual funds offered within the Voya mutual funds’ complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the Voya mutual funds’ complex.
o	Similarities in investment objectives of each Fund.
o	Shareholders will benefit from the increased scale of the combined funds.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?

As described in the chart that follows, the Funds have similar investment objectives.

	Large Cap Growth Fund	Growth Opportunities Fund
Investment Objective	The Fund seeks long-term capital growth.	The Fund seeks long-term capital appreciation.

▪	What is the experience of the Voya Investment Management Team?

Both the Large Cap Growth Fund and Growth Opportunities Fund are managed by the Voya IM portfolio management team of Jeffrey Bianchi, Christopher Corapi, and Michael Pytosh.

Jeffrey Bianchi, CFA

Portfolio Manager

Mr. Bianchi, CFA, Portfolio Manager of Voya IM's large cap growth and mid cap growth strategies, joined Voya IM in 1994 as a quantitative analyst and later became a fundamental research analyst in 1995. Mr. Bianchi has had primary responsibility for the health care sector as well as other growth sectors, including technology and consumer. He assumed assistant portfolio management duties on the large cap growth strategy in 2000, and was named a portfolio manager on the strategy in 2008. He also assumed portfolio manager responsibilities of the mid cap growth strategy in 2005.

Christopher F. Corapi

Portfolio Manager and Chief Investment Officer of Equities

Mr. Corapi, Portfolio Manager and Chief Investment Officer of equities, joined Voya IM in February 2004. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Michael Pytosh

Portfolio Manager and Head of Equities

Mr. Pytosh, Portfolio Manager and Head of Equities, joined Voya IM in 2004 as a senior analyst covering the technology sector. Prior to 2004, Mr. Pytosh was with Lincoln Equity Management, LLC, since 1996, where he started as a technology analyst and ultimately took on the role of the

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Client Talking Points

firm's president. Prior to that, Mr. Pytosh was a technology analyst at JPMorgan Investment Management and an analyst at Lehman Brothers.

With respect to Growth Fund, the following table summarizes historical changes in the adviser, sub-adviser, name, and strategies.

Historical Advisory/Sub-Adviser/Name, and Strategies Information:
Effective Date	Fund Name	Adviser/Sub-Adviser
01/26/09	ING Growth Opportunities Fund	Voya Investment Management Co. LLC[1]
06/02/03	ING Large Cap Growth Fund	Wellington Management Company, LLP[1]

1.	The sub-adviser change resulted in a corresponding change to the Fund’s principal investment strategies. Performance prior to the effective date is attributable to the previous sub-adviser.

▪	How do the fees and expenses compare?

These tables describe the fees and expense that you may pay if you buy and hold shares of the Funds. Pro Forma fees and expenses, which are the estimated fees and expenses of Growth Opportunities Fund after giving effect to the Reorganization, assume the Reorganization occurred on November 30, 2014. The Annual Fund Operating expenses reflect the contractual fees and expenses of the Funds. Certain reimbursements may further reduce net expenses below the amounts shown below. For more information on the net expense ratios for each Fund for the fiscal period ended November 30, 2014, please see each Fund’s semi-annual report dated November 30, 2014.

Shareholders of Large Cap Growth Fund will not pay any sales charges in connection with the Reorganization. For purposes of any contingent deferred sales charges, the purchase date of any shares received in the Reorganization will be the same as the purchase date that was applicable to your shares of Large Cap Growth Fund.

You may qualify for sales charge discounts if you or your family invest, or agree to invest in the future, at least $50,000 in Voya mutual funds. More information about these and other discounts is available from your financial professional and in the discussion in the Sales Charges of Growth Opportunities Fund’s Prospectuses and Statements of Additional Information dated September 30, 2014 for Class A, Class C, Class I, Class R, and Class W shares and dated May 26, 2015 for Class R6 and Large Cap Growth Fund’s Prospectuses and Statement of Additional Information dated September 30, 2014.

Shareholder Fees Expenses you pay each year as a % of the value of your investment
Class	Maximum sales charge (load) as a % of offering price			Maximum deferred sales charge as a % of purchase or sales price, whichever is less
	Large Cap Growth Fund	Growth Opportunities Fund	Growth Opportunities Fund Pro Forma	Large Cap Growth Fund	Growth Opportunities Fund	Growth Opportunities Fund Pro Forma
A	5.75	5.75	5.75	None[1]	None[1]	None[1]
C	None	None	None	1.00	1.00	1.00
I	None	None	None	None	None	None
R	None	None	None	None	None	None
R6	None	None	None	None	None	None
W	None	None	None	None	None	None

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Client Talking Points

Annual Fund Operating Expenses[2] Expenses you pay each year as a % of the value of your investment
		Large Cap Growth Fund		Growth Opportunities Fund		Growth Opportunities Fund Pro Forma
Class A
Management Fees	%	0.80	[3]	0.80	[3]	0.80	[3]
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25		0.35		0.35
Other Expenses	%	0.18		0.33		0.28
Total Annual Fund Operating Expenses	%	1.23		1.48		1.43
Waivers and Reimbursements	%	(0.08)[4]		(0.18)[5]		(0.29)[7]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.15		1.30		1.14

Class C
Management Fees	%	0.80	[3]	0.80	[3]	0.80	[3]
Distribution and/or Shareholder Services (12b-1) Fees	%	1.00		1.00		1.00
Other Expenses	%	0.18		0.33		0.28
Total Annual Fund Operating Expenses	%	1.98		2.13		2.08
Waivers and Reimbursements	%	(0.08)[4]		(0.18)[5]		(0.19)[7]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.90		1.95		1.89

Class I
Management Fees	%	0.80	[3]	0.80	[3]	0.80	[3]
Distribution and/or Shareholder Services (12b-1) Fees	%	None		None		None
Other Expenses	%	0.14		0.11		0.09
Total Annual Fund Operating Expenses	%	0.94		0.91		0.89
Waivers and Reimbursements	%	(0.09)[4]		None	[5]	(0.10)[7]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.85		0.91		0.79

Class R
Management Fees	%	0.80	[3]	0.80	[3]	0.80	[3]
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50		0.50		0.50
Other Expenses	%	0.18		0.33	[6]	0.28	[6]
Total Annual Fund Operating Expenses	%	1.48		1.63		1.58
Waivers and Reimbursements	%	(0.08)[4]		(0.18)[5]		(0.19)[7]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.40		1.45		1.39

Class R6
Management Fees	%	0.80	[3]	0.80	[3]	0.80	[3]
Distribution and/or Shareholder Services (12b-1) Fees	%	None		None		None
Other Expenses	%	0.14		0.06	[6]	0.06	[6]
Total Annual Fund Operating Expenses	%	0.94		0.86		0.86
Waivers and Reimbursements	%	(0.14)[4]		(0.08)[5]		(0.08)[7]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.80		0.78		0.78

Class W
Management Fees	%	0.80	[3]	0.80	[3]	0.80	[3]
Distribution and/or Shareholder Services (12b-1) Fees	%	None		None		None

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Client Talking Points

Annual Fund Operating Expenses[2] Expenses you pay each year as a % of the value of your investment
		Large Cap Growth Fund	Growth Opportunities Fund	Growth Opportunities Fund Pro Forma
Other Expenses	%	0.18	0.33	0.28
Total Annual Fund Operating Expenses	%	0.98	1.13	1.08
Waivers and Reimbursements	%	(0.08)[4]	(0.18)[5]	(0.19)[7]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.90	0.95	0.89

1.	A contingent deferred sales charge of 1.00% is assessed on certain redemptions of Class A shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase as part of an investment of $1 million or more.

2.	Expense ratios have been adjusted to reflect current contractual rates.

3.	The portion of the Management Fee attributable to the advisory services is 0.70% and the portion of the Management Fee attributable to the administrative services is 0.10%.

4.	The Adviser is contractually obligated to limit expenses to 1.15%, 1.90%, 0.90%, 1.40%, 0.80%, and 0.90% for Class A, Class C, Class I, Class R, Class R6, and Class W shares, respectively, through October 1, 2016. In addition, the Adviser is contractually obligated to further limit expenses to 0.85% for Class I shares through October 1, 2016. The limitations do not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. These limitations are subject to possible recoupment by the Adviser with 36 months of the waiver or reimbursement. Termination or modification of these obligations requires approval by the Board.

5.	The Adviser and Distributor are contractually obligated to limit expenses to 1.40%, 2.05%, 1.05%, 1.55%, 0.80%, and 1.05% for Class A, Class C, Class I, Class R, Class R6, and Class W shares, respectively, through October 1, 2017. In addition, the Adviser is contractually obligated to further limit expenses to 1.30%, 1.95%, 0.95%, 1.45%, 0.78%, and 0.95% for Class A, Class C, Class I, Class R, Class R6, and Class W shares, respectively, through October 1, 2017. The limitations do not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. These limitations are subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement. Termination or modification of these obligations requires approval by the Board.

6.	Other expenses are based on estimated amounts for the current fiscal year.

7.	If shareholders approve the Reorganization, the Adviser and Distributor would be contractually obligated to limit expenses to limit expenses to 1.15%, 1.90%, 0.90%, 1.40%, 0.80%, and 0.90% for Class A, Class C, Class I, Class R, Class R6, and Class W shares, respectively, through October 1, 2017. In addition, the Adviser would be contractually obligated to further limit expenses to 1.14%, 1.89%, 0.79%, 1.39%, 0.78%, and 0.89% for Class A, Class C, Class I, Class R, Class R6, and Class W shares, respectively, through October 1, 2017. The limitations would not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. These limitations would be subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement. The Distributor would be contractually obligated to waive 0.10% of the distribution fee for Class A shares through October 1, 2017. Termination or modification of these obligations would require approval by the Board.

▪	How does Large Cap Growth Fund performance compare to Growth Opportunities Fund?

The following information is intended to help you understand the risks of investing in the Funds. The following bar chart shows the changes in the Funds’ performance from year to year, and the table compares the Funds’ performance to the performance of a broad-based securities market index/indices for the same period. The Funds’ performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar chart shows the performance of the Funds’ Class A shares. Sales charges are not reflected in the bar chart. If they were, returns would be less than those shown. However, the table includes all applicable fees and sales charges. Other class shares’ performance would be higher or lower than Class A shares’ performance because of the higher or lower expenses paid by Class A shares. The Funds’ past performance (before and after taxes) is no guarantee of future results. For the most recent performance figures, go to www.voyainvestments.com/literature or call 1-800-992-0180.

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Client Talking Points

Because Class R shares of Growth Opportunities Fund did not have a full calendar year of operations and Class R6 shares of Growth Opportunities Fund had not commenced operations as of the calendar year ended December 31, 2014, no performance information for Class R shares or Class R6 shares is provided below.

Large Cap Growth Fund - Calendar Year Total Returns – Class A (as of December 31 of each year)

Best quarter: 4th, 2013, 9.89% and Worst quarter: 1st, 2014, -0.30%
The Fund’s Class A shares’ year-to-date total return as of March 31, 2015: 4.16%

Growth Opportunities Fund - Calendar Year Total Returns – Class A (as of December 31 of each year)

Best quarter: 1st, 2012, 17.72% and Worst quarter: 4th, 2008 -21.12%
The Fund’s Class A shares’ year-to-date total return as of March 31, 2015: 4.06%

The performance is set out below.

Average Annual Total Returns (for the periods ended December 31, 2014)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
Large Cap Growth Fund
Class A before taxes	%	6.38	N/A	N/A	13.69	03/01/12
after tax on distributions	%	5.98	N/A	N/A	13.26
after tax on distributions with sale	%	3.93	N/A	N/A	10.62
Russell 1000® Growth Index[1]	%	13.05	N/A	N/A	16.92
Class C before taxes	%	11.17	N/A	N/A	15.25	03/01/12
Russell 1000® Growth Index[1]	%	13.05	N/A	N/A	16.92
Class I before taxes	%	13.39	N/A	N/A	16.48	03/01/12
Russell 1000® Growth Index[1]	%	13.05	N/A	N/A	16.92
Class R before taxes	%	12.73	N/A	N/A	15.85	03/01/12

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Average Annual Total Returns (for the periods ended December 31, 2014)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
Russell 1000® Growth Index[1]	%	13.05	N/A	N/A	16.92
Class R6 before taxes	%	13.40	N/A	N/A	18.85
Russell 1000® Growth Index[1]	%	13.05	N/A	N/A	19.41
Class W before taxes	%	13.37	N/A	N/A	16.42	03/01/12
Russell 1000® Growth Index[1]	%	13.05	N/A	N/A	16.92
Growth Opportunities Fund
Class A before taxes	%	6.38	14.98	6.76	N/A	07/21/97
after tax on distributions	%	2.92	13.78	6.20	N/A
after tax on distributions with sale	%	5.19	11.74	5.31	N/A
Russell 1000® Growth Index[1]	%	13.05	15.81	8.49	N/A
Russell 3000® Growth Index[1,2]	%	12.44	15.89	8.50	N/A
Class C before taxes	%	11.15	15.58	6.69	N/A	07/21/97
Russell 1000® Growth Index[1]	%	13.05	15.81	8.49	N/A
Russell 3000® Growth Index[1,2]	%	12.44	15.89	8.50	N/A
Class I before taxes	%	13.26	16.73	7.80	N/A	01/08/02
Russell 1000® Growth Index[1]	%	13.05	15.81	8.49	N/A
Russell 3000® Growth Index[1,2]	%	12.44	15.89	8.50	N/A
Class W before taxes	%	13.19	16.72	7.67	N/A	07/21/97
Russell 1000® Growth Index[1]	%	13.05	15.81	8.49	N/A
Russell 3000® Growth Index[1,2]	%	12.44	15.89	8.50	N/A

1.	The index returns do not reflect deductions for fees, expenses, or taxes.

2.	Beginning on December 31, 2013 the Fund changed its benchmark from the Russell 3000® Growth Index to the Russell 1000® Growth Index because the Russell 1000® Growth Index is considered by the Adviser to be a more appropriate benchmark, reflecting the type of securities in which the Fund invests.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolio will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. In some cases the after-tax returns may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period.

The Russell 1000® Growth Index measures the performance of the large-cap growth segment of the U.S. equity universe. It includes those Russell 1000® Index companies with higher price-to-book ratio and higher forecasted growth values.

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Client Talking Points

The Russell 3000® Growth Index measures the performance of the broad growth segment of the U.S. equity universe. It includes those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

▪	How do certain characteristics of the Funds compare?

The following table compares certain characteristics of the Funds as of November 30, 2014.

	Large Cap Growth Fund		Growth Opportunities Fund
Net Assets	$281 million		$129 million
Portfolio Turnover Rate	44%		32%

Sector Diversification[1] (as a percentage of net assets)	Information Technology	28.5%	Information Technology	28.7%
	Consumer Discretionary	20.7%	Consumer Discretionary	20.8%
	Health Care	16.7%	Health Care	16.7%
	Industrials	11.2%	Industrials	11.3%
	Consumer Staples	9.0%	Consumer Staples	9.0%
	Financials	5.3%	Financials	5.3%
	Materials	3.7%	Materials	3.7%
	Energy	3.3%	Energy	3.3%
	Assets in Excess of Other Liabilities[2]	1.6%	Assets in Excess of Other Liabilities[2]	1.2%
	Net Assets	100.0%	Net Assets	100.0%

Top Ten Holdings[1] (as a percentage of net assets)	Apple, Inc.	6.3%	Apple, Inc.	6.5%
	Microsoft Corp.	3.7%	Microsoft Corp.	3.7%
	Home Depot, Inc.	3.0%	Home Depot, Inc.	3.0%
	PepsiCo, Inc.	3.0%	PepsiCo, Inc.	3.0%
	Amazon.com, Inc.	2.6%	Amazon.com, Inc.	2.6%
	Comcast Corp. – Class A	2.4%	Comcast Corp. – Class A	2.4%
	Google, Inc. – Class A	2.3%	Google, Inc. – Class A	2.3%
	AbbVie, Inc.	2.3%	AbbVie, Inc.	2.3%
	McKennson Corp.	2.2%	McKennson Corp.	2.2%
	Walt Disney Co.	2.2%	Walt Disney Co.	2.2%

1.	Portfolio holdings are subject to change daily.

2.	Includes short-term investments.

▪	Tax Considerations

The Reorganization is intended to qualify as a tax-free reorganization. Accordingly, neither Large Cap Fund nor its shareholders, nor Growth Fund nor its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the Reorganization Agreement. Because the Reorganization will end the tax year of the Large Cap Fund, it will accelerate distributions to shareholders from Large Cap Fund for its short tax year ending on the date of the Reorganization.

Prior to the Closing Date, Large Cap Fund will pay to shareholders a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization. This

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Client Talking Points

distribution would be taxable to shareholders that are subject to tax.The Funds have substantially identical principal investment strategies. As a result, Voya IM does not anticipate that it will need to sell a significant portion of Large Cap Fund’s holdings if the Reorganization is approved by shareholders.

After the Reorganization, the shareholders of Large Cap Fund will receive a proportionate share of any unrealized gains in Growth Fund’s assets, as well as any taxable gains realized by Growth Fund, but not distributed to Growth Fund’s shareholders prior to the Reorganization, when such gains are eventually distributed by Growth Fund. Typically, prior to the closing date of a reorganization, a surviving fund in a reorganization of Voya retail funds distributes any gains to its shareholders.

As of December 31, 2014, neither Large Cap Fund nor Growth Fund had any capital loss carry forwards.

Shareholders are urged to consult their own tax advisers as to the specific consequences to them of the Reorganization in light of their individual circumstances, and as to the applicability and effect of state, local, non-U.S., and other tax laws.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Fund, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Funds discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Voya Large Cap Growth Fund with and into Voya Growth Opportunities Fund, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

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Client Talking Points

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Fund(s) carefully before investing. For a free copy of the Fund’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

CID – IM-0715-15638-0716